FOX LAW OFFICES, P.A.
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Telephone (207) 766-0944

August 23, 2011

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:  John Reynolds, Assistant Director

Re:	ScripsAmerica, Inc. Form S-1 Filed June 10, 2011 File No. 333-174831

Dear Mr. Reynolds:

This letter is a point by point response to the Staff’s comment letter dated July 7, 2011 (the “Staff Letter”) on the registration statement on Form S-1 (File No. 333-174831) (“registration statement”) of ScripsAmerica, Inc. (the “Company”) filed with the Securities and Exchange Commission on June 10, 2011.  The item numbers below correspond to the item numbers in the Staff Letter.  For convenience we have reproduced the text of each comment and provided the Company’s response immediately below the text.  We are filing concurrently herewith the Amendment No. 1 to the registration statement (the “Amendment”).

All page number references in the Company’s responses are to the page numbers of the Amendment (unless otherwise indicated).

To facilitate your review, we are sending you two (2) courtesy copies for the Amendment, marked to show changes from the registration statement.

General

1.	Please describe the material terms of your various agreements that you filed as Exhibits 10.1 through 10.5 that relate to the sale of your Series A Preferred Stock in the appropriate places in the registration statement.

Response: The Company provided a description of Exhibit 10.1 and 10.3 in the “Recent Developments” section on page 2 of the Amendment.  All of the material terms of Exhibit 10.2 will terminate upon the registration of the Company’s common stock under the Securities Exchange Act of 1934, which the Company expects to do promptly after the registration statement is declared effective.  The Company has provided disclosure regarding Exhibits 10.4 and 10.5 in the section entitled “Employment Agreements” on page 50 of the Amendment.

U.S Securities and Exchange Commission
Division of Corporation Finance
August 23, 2011

Facing page

2.
We note your reference that the registration fee was calculated pursuant to Rule 457(o). Please revise to indicate how the fee was calculated for the selling shareholders offering under Rule 457(a) because the company must register the number of securities offered in the selling shareholder offering not the dollar amount of the offering.

Response:  The Company has revised note (1) to the registration fee table to indicate that the fee was calculated for the selling shareholders offering under Rule 457(a).

3.
We note your statement in footnote 1 to the fee table that "the amount of shares to be registered represents the Company's good faith estimate of the number of shares that the registrant may issue pursuant to a Letter Agreement with the selling security holder." We have not located any other disclosure addressing this letter agreement. Please advise or revise as appropriate.

Response:  The Company has removed the language in footnote 1 to the fee table regarding the Letter Agreement.  That language was inadvertently left in the document.

Cover page

4.
We note your statement that "the sales price ... is fixed at $0.20 per shares until such time as our common stock is quoted on the Over-The-Counter (OTC) Bulletin Board and/or the OTCQB or OTC Pink markets." Revise to delete your reference to "the OTCQB or OTC Pink markets" in the noted sentence. We do not consider the "OTCQB or OTC Pink markets" a public market for the securities which would allow the selling shareholders to sell at market prices or privately negotiated prices. Additionally, revise your disclosure in the Determination of Offering Price and Plan of Distribution sections.

Response:  The Company has deleted the references to the OTCBQB and the OTC Pink Markets on pages 7-8, 14-15 and 30-31 of the Amendment.

Table of Contents, page i

5.
We note your statement that "you should assume that the information contained in this prospectus is accurate only as of the date on the front cover of this prospectus." This statement is inappropriate given your Item 512(a) undertakings. Revise to delete the noted language or advise as appropriate.

Response:  The Company has removed the language from the Amendment.

6.	Please revise to provide the legend on the dealers prospectus delivery obligations required by Item 502 of Regulation S-B and Rule 174 or advise us why you believe it is not required.

Response:  The Company has added the legend regarding the dealers’ prospectus delivery requirement (as contemplated by Item 502(b) of Regulation S-K) on page i of the Amendment.

U.S Securities and Exchange Commission
Division of Corporation Finance
August 23, 2011

Prospectus Summary, page 1

7.
Please revise to address in the summary that McKesson is your only customer, they account for 100% of your sales and they provide you access to the end users of your products and services. Clarify your relationship with McKesson and address it in more detail.

Response:  In June 2011, the Company added Cardinal Health, Curtis Pharmaceuticals and the United States Veterans Administration as customers.  These customers accounted for approximately 7% of the Company’s sales for the six months ended June 30, 2011.  The Company has revised the disclosure regarding McKesson on page 1 of the Amendment and the disclosure on pages 2,4 and 34 of the Amendment regarding the new customers.

Risk Factors, page 3

8.	Please add a risk factor that addresses your limited operating history, including your prospective drug and vitamin development business.

Response:  The Company has added the requested risk factor on page 4 of the Amendment.

9.	Please consider adding a risk factor to address the risk that the company may not obtain FDA approval for your initial drug candidate for the DESI program.

Response:  The Company has added a risk factor regarding the failure of FDA approval of its initial drug candidate in the DESI program on page 6 of the Amendment.

10.
We note your statement on page 4 that "our management believes that coverage limits specified by these policies are sufficient." Please revise to delete the mitigating language from the risk factor. Your risk factor section should not contain mitigating language.

Response: The Company has removed the mitigating language from the risk factor bon page 5 of the Amendment.

11.
Please revise the third risk factor on page four concerning the forthcoming executive compensation that will be paid to Messrs. Schneiderman and Andrews to address whether the payment of the executive compensation will affect the company's liquidity. We note that in prior years, you have not paid your named executive officers any direct cash compensation.

Response:  The Company has revised the third risk factor on page 5 of the Amendment concerning the executive compensation effect on liquidity

12.	Please revise your risk factor "Our principal shareholders have significant ..." to indicate the combined percentage of the outstanding shares held by both Robert Schneiderman and Steve Urbanski.

Response: The Company has revised the risk factor on page 8 of the Amendment to indicate the combined percentage of outstanding shares owned by Messrs. Schneiderman and Urbanski.

Selling Shareholders, page 7

13.	Please revise to clarify why, according to footnote three of your selling shareholder table, your shares of common stock outstanding would decrease to 45,89,680 shares after the offering.

Response:  The common stock outstanding will not decrease after the offering.  We corrected the number of shares in footnote three to the selling shareholder table to 21,218,680.

U.S Securities and Exchange Commission
Division of Corporation Finance
August 23, 2011

14.	Please advise us whether there is any relationship between Blue Shade Inc. and Harvest Enterprises Limited.

Response: There is no relationship between Blue Shade Inc. and Harvest Enterprises Limited.

Plan of Distribution, page 13

15.
We note your statement that the selling stockholders may sell their shares "by one or more of the following methods, without limitation: ... a combination of any of these methods of sale; or any other method permitted pursuant to applicable law."  Item 508 of Regulation S-K requires the company to indicate the plan of distribution. Revise to delete the noted phrases and indicate any additional methods of distribution that will be used.

Response:  The Company has deleted the noted phrase on page 15 of the Amendment.

16.
We note your statement that "before our common stock become eligible for trading on the OTC Bulletin Board, broker-dealers may agree with a selling shareholder to sell a specified number of the shares of common stock at a price per share of $0.00533."  Please revise or advise.

Response: The Company has revised the price per shares to $0.20 on page 15 of the Amendment.

Description of Securities, page 15

17.
Please revise to clarify your voting rights of your security holders.  In particular, please address the conversion ratio of the Series A Preferred Stock into common stock and whether the holder of the Series A Preferred Stock votes on all stockholder matters, except those solely relating to the class matters already described on page 15, are based on the number of shares of common stock underlying the preferred stock upon conversion.

Response: The Company has clarified the voting rights of its security holders on page 17 of the Amendment in accordance with this comment 17.

18.	Please revise to clarify whether your Series A Preferred Stock confers cumulative dividend rights.

Response: The Company added disclosure regarding the Series A Preferred Stock dividend on pages 1 and 17 of the Amendment.

19.
Please revise to describe the "preferential liquidation distributions" rights owed to preferred stockholders upon liquidation. Also, please clarify whether the preferred stockholders will receive further liquidation distributions, and in what proportion, along with common stockholders after the preferential liquidation distributions owed to preferred stockholders are satisfied.

Response: The Company has added the disclosure regarding the preferential liquidation rights of the preferred stockholders on page 17 of the Amendment.

20.	Please revise to address that your board has the authority to issue additional series of preferred stock which may have a negative effect on the voting power of the common stockholders.

Response: The Company has added the requested disclosure on page 18 of the Amendment.

U.S Securities and Exchange Commission
Division of Corporation Finance
August 23, 2011

21.	Please remove the statement that "[a]ll outstanding shares of Common Stock are fully paid and non-assessable" or attribute the statement to legal counsel and file counsel's consent.

Response: The Company has removed the statement regarding the common stock being fully paid and non-assessable.

Description of Business, page 19

22.
Please revise to identify the source of the statistics listed in your business section. You should provide the author(s), title, name of the publication or source, and if they are publicly available. We note similar disclosure on pages 28 and 29 of your MD&A section.

Response:  The Company provided the sources on pages 20, 22, 24, 27, 34 and 35 of the Amendment.

23.	Please revise to clarify the markets for your pharmaceutical supply chain management services business.

Response:  The Company has provided clarification regarding its markets on page 23 of the Amendment.

24.
We note that you have entered into a product development, manufacturing and supply agreement with a pharmaceutical company. Please identify the pharmaceutical company and address the material terms of the contract.

Response:  The Company had already provided disclosure of the material terms of the product development, manufacturing and supply agreement on page 29 of the registration statement.  Nonetheless, the Company provided the requested disclosure on page 19 of the Amendment as requested by this Item 24.

25.
We note your statement on page 16 that "financing is currently the rate-limiting variable to our ability to develop Compound SA 1022 and other DESI drug targets." Please revise to clarify the meaning of your statement. We may have further comment.

Response:  The Company has clarified this statement on page 20 of the Amendment to indicate that additional funding will be necessary to complete the submission process to get the DESI drug(s) approved.  However, this disclosure is also at the end of the DESI program section.

26.	Please revise here and other appropriate places how you will fund your two potential acquisitions described on page 19. Also indicate the approximate amount of funding required for each acquisition.

Response:  The Company has revised the disclosure to provide the requested information regarding funding of the acquisitions on pages 24 and 35 of the Amendment.

27.	Please clarify the status of the negotiations with the pharmaceutical manufacturer, laboratory and R& D operations company.

Response:  The Company has revised the disclosure to clarify the negotiations with the pharmaceutical manufacturer, laboratory and R&D operations company on page 24 of the Amendment.

U.S Securities and Exchange Commission
Division of Corporation Finance
August 23, 2011

28.
We note your assertions regarding the potential acquisitions to "improve revenue and profitability. We expect that the resulting cost savings will flow through to our bottom line as well accelerate our revenue growth. Our management expects each of the two acquisitions to improve our gross profit margin by at least 10%.".." We also note your statement regarding increased profitability resulting from the purchase of a pharmaceutical packager. The basis for comparative factual assertions and for your beliefs in certain qualitative statements must be clear from the text of the prospectus or provided supplementally to us. We note that you have not completed the noted transactions. We do not understand your basis for the noted statements regarding improvement of revenue, profitability, and improving gross profit margins. Revise the disclosure throughout the document to address our concerns regarding factual assertions and qualitative statements, or advise us supplementally as necessary.

Response:  The Company has taken out the qualitative statements on page 24 of the Amendment.

29.
Please revise this section to clarify what you mean by "customer." In some places you reference your sole customer, which appears to be McKesson, and other places you use "customers" interchangeably with the customers of McKesson referred to as "end users."

Response:  "Customer" is both the end users who receive the prescriptions/product at the hospitals, nursing homes, and retail outlets, as well as McKesson to whom the Company sends the product for further distribution. The end users pay McKesson who in turn pays the Company.  We have provided a clarifying statement to this effect on page 1 of the Amendment.

30.
Please revise to clarify how you market to customers of McKesson or "end users." In particular, please clarify whether the company generates the customers for McKesson through referrals, or whether the end users are typically already customers of McKesson prior to your marketing efforts. On page 19, you indicate that you direct marketing to end users "to secure continuing demand of its products." It is unclear who directs which products will receive your marketing efforts.

Response:  On pages 1, 18 and 19 of the Amendment, the Company has clarified that it directs its marketing efforts to end users who are already customers of McKesson to purchase the Company’s products through McKesson.

31.
We note your Order Flow chart and description on page 20 appears inconsistent with your website's statements that "ScripsAmerica inspects 100% of every product (every tablet or liquid), AGAIN, BEFORE it is packaged into a container" and "ScripsAmerica then AGAIN inspects every finished container BEFORE it is packaged into your order." Please refer to your website at http://www.scripsamerica.com/contract.html.

Response:  The Company has removed the inconsistent statements from its website.

32.
It appears that you have a material agreement with McKesson. Please revise to describe the material terms of your agreement with McKesson and file the agreement as an exhibit to your registration statement.

Response:  The Company currently does not have any agreement with McKesson.  McKesson is the Company’s most significant customer which purchases pharmaceutical products from the Company based on the requests of end users who are McKesson customers, which are the result of the Company’s marketing efforts directed to such end users.

33.	Please address any material agreements for your packager(s). Also file the agreement(s) as an exhibit to your registration statement or advise us why you believe that it is not required to be filed.

Response:  In addition to the development agreement with the company’s packager, Marlex Pharmaceuticals, the Company entered into a service agreement with Marlex.  The development agreement was filed as Exhibit 10.6 to the registration statement and the material terms are disclosed on pages 19 and 24 of the Amendment.  The Company has filed the service agreement as Exhibit 10.16 to the Amendment and disclosed the material terms on page 23 of the Amendment.

U.S Securities and Exchange Commission
Division of Corporation Finance
August 23, 2011

34.
Please substantially revise to address your pharmaceutical supply chain management services business in greater detail. Clarify the services provided by the company. Additionally, please revise to provide a more detailed discussion of your purchase order financing process, including whether United Capital Funding and Hartko are your exclusive or primary factor and/or purchase order financier. We may have further comment.

Response:  The Company has provided the requested disclosure on page 23 of the Amendment.

35.	Please revise to identify McKesson as your sole customer in the disclosure on page 19.

Response:  In June 2011, the Company added three additional customers (Cardinal Health, Curtis Pharmaceuticals and the United States Veterans Administration).  As a result, McKesson is no longer the Company’s sole customer.  However McKesson remains the Company’s most significant customer, accounting for 93% of sales during the six months ended June 30, 2011.  The Company has accordingly revised its disclosure regarding McKesson as its main customer on pages 1, 14, 24 and 34 of the Amendment.

36.	Please revise to clarify the basis for your belief that DESI products average $60 million in potential revenue and a $7.8 billion market, as describe on pages 16, 17, and 22.

Response:  The Company has removed the references regarding potential revenue and market size for the DESI products.  The Company did add information regarding 2010 sales in the U.S. of Compounds SA 1022.

37.
Please revise to clarify at what stage is the Company in terms of its DESI development of Compound SA 1022, as disclosure of the status of new products is required by Item 101(h)(4)(iii) of Regulation S-K. Also, please revise to clarify the identity of your DESI consulting firm and the material terms of the services agreement. We note that the Services Agreement filed as Exhibit 10.10 omits the Ordering Document that contains much of the material terms of the agreement.

Response:  The Company has provided the requested disclosure on pages 27 and 35 of the Amendment.  The Company has also added the Ordering Document to Exhibit 10.10.

38.
We note your disclosure on page 23 of your 80mg pain relief orally disintegrating rapid dissolve tablets and your plans for similar rapid dissolve products for vitamins, OTC drugs, and generic drugs. Please revise to provide a more detailed disclosure of the regulatory environment for these products, including the specific steps required by the FDA in each category prior to bring the products to market. Also, please disclose the status of your 80mg pain relief product. Finally, provide the basis for your belief that you will receive FDA approval in nine months and generate $1.4 million in revenue in 2012 and $6 million in 2013. We note that this product has no prior sales history and has not yet been developed. We may have further comment.

Response:  The Company has provided revised disclosure on page 28 of the Amendment.

39.
Please balance your disclosure on page 23 to clarify that you do not have any marketable rapid dissolve products and that potential products listed on pages 23 and 24 may not be developed and/or require additional funding that may not occur. In addition, please clarify whether you may be prevented from selling rapid dissolve products in those categories should one of your competitor receive a patent for rapid dissolve technology for one of the listed items before you are able to develop such a similar product.

Response:  The Company has added the requested disclosure on page 28 of the Amendment.  The Company has also added disclosure in the intellectual property section regarding the patented material it will be using for its rapid dissolve products.

U.S Securities and Exchange Commission
Division of Corporation Finance
August 23, 2011

40.	We note on page 24 you indicate that you will seek trademark protection for the 80mg pain relief rapid dissolve product. Please clarify whether you will also seek patent protection.

Response:  The Company has added disclosure regarding patent protection on page 29 of the Amendment.

41.
Please revise your Competitors section on pages 24 and 25 to address your methods of competition and your competitive position in your industry. Also, to the extent material, please provide the disclosure required by Item 101(h)(4)(iv) of Regulation S-K in each of your product categories, such as drug supply chain management, development of DESI drugs, and development and manufacture of rapid dissolve products.

Response: The Company has added disclosure to its section on competitors on page 30 of the Amendment.

Property, page 25

42.	Please revise to identify your contract packager who provides your office space. Also revise to address the suitability and adequacy of the company's offices.

Response:  The Company revised the disclosure as requested on page 30 of the Amendment.

Dividend Policy, page 26

43.
Please revise this section to clarify the restrictions to issue dividends to your common stockholders, including those that relate to the preferences to or approvals necessary from your Series A preferred stockholder.

Response:  The Company has added the requested disclosure regarding restrictions on dividends on page 32 of the Amendment.

44.	Please revise to clarify the approximate amount of dividends payable on a quarterly basis to your Series A preferred stockholder.

Response:  The Company has added the requested disclosure regarding restrictions on dividends on page 32 of the Amendment.

Where You Can Find More Information, page 26

45.	Please remove the last sentence of the second paragraph of this section that "[e]ach of these statements is qualified in all respects by this reference."

Response:  The Company has removed the last sentence of the second paragraph of this section on page 32 of the Amendment.

U.S Securities and Exchange Commission
Division of Corporation Finance
August 23, 2011

Financial Statements, page 27

General

46.	Please provide a currently dated consent from your independent accountant for amendments over 30 days and note the updating requirements of Article 8-08 of Regulation S-X.

Response:  The Company will provide the appropriate approvals from its independent auditors with the Amendment.

Interim Financial Statements for Period Ended March 31, 2011

47.	Please revise your interim financial statements, as necessary, to comply with our comments below on your audited financial statements.

Response:  The Company will provide interim financial statements for the three and six month periods ended June 30, 2011 and 2010 which will address the Staff’s comments on the Company’s audited financial statements in the Amendment.

Financial Statements for Fiscal Year Ended December 31, 2010 and 2009

General

48.
We note on page 25 that you have rent-free use of your office space from your contract packager. Tell us about your relationship with your contract packager and the purpose of them granting you office space on a rent-free basis and clarify where you have recorded this expense in your financial statements. In your response, provide us with the authoritative literature supporting your position.

Response:  The Company’s contract packager (Marlex Pharmaceuticals Inc.) has extra office space which it makes available to the Company (office size is approximately 10 by 15 feet).  The office space is used randomly by the Company’s CEO or CFO, but it is not used daily. The use of the office is a convenience provided by the Company’s contract packager which is not used constantly or consistently by the Company.  We have no committed lease with Marlex Pharmaceuticals Inc. for the use of the office and usage of the office does not impact any supply contracts costs. There is no related party relationship since neither party has any controlling interest in the other.  The Company did not record any rent expense or liability to the financial statements because no liability has been incurred.  The disclosure was to inform the readers of our financial statements that currently we do not pay for any office space.  The Company has removed this disclosure from its footnotes in the interim financials for the quarter ended June 30, 2011.

U.S Securities and Exchange Commission
Division of Corporation Finance
August 23, 2011

Notes to Financial Statements

2 - Summary of Significant Accounting Policies, page F-15

49.
We reviewed your revenue recognition policy disclosure listing the four criteria outlined in SAB 104. Please revise your disclosure to elaborate upon how each of these criteria specifically applies to each of your revenue streams (e.g. persuasive evidence of an arrangement is demonstrated via contracts with purchasers). In addition, disclose significant terms and conditions related to sales, including any customer acceptance provisions and other post-delivery obligations (e.g. product returns, inventory credits, rebates, discounts, volume incentives, etc.) and the related accounting policies.

Response: The Company has revised the revenue recognition policy to disclose the following:

“Revenue is recognized when product is shipped from our contract packager (Marlex Pharmaceuticals Inc.) to our customers’ warehouses, mainly McKesson, and is adjusted for any estimated charge back from our customers which may include inventory credits, discounts or volume incentives.  These charge back costs are received monthly from our customers’ and the sales revenue for the corresponding period is reduced accordingly.

Purchase orders from our customers generate out shipments, provide persuasive evidence that an arrangement exists and that the pricing is determinable.”

50.
In connection with the comment above, it appears you recognize revenue on a gross basis. Please provide us with a thorough analysis of each of the criteria in FASB ASC 605-45-45 to support your position.

Response:  Below is our analysis for the eight indicators that support reporting revenue on gross basis.

1.	The Company is the primary obligor in the arrangement. The purchase order from the Company’s customer is with ScripsAmerica. The Company has the risks and rewards as a principal in the transaction.
2.
The Company has general inventory risk because it takes title of the product upon shipment and any returns for defective or expired product are the responsible of ScripsAmerica.  These returns or expired product are included in the customer’s charge back costs and sales revenue is adjusted accordingly.

3.	The Company has latitude in establishing pricing. Pricing, agreed upon in the customer’s purchase orders, is approved and established by ScripsAmerica.
4.
The Company changes the product or performs part of the service.  ScripsAmerica is responsible for determining that product specifications agreed upon with the customer are met and any deviation will result in the return of product for which the Company will be responsible.

5.
The Company has discretion in supplier selection.  The Company’s agreement with its customers allows the Company to choose any supplier it wants so long as it meets product specifications of the Company’s Customer.  The Company has the latitude to change supplier(s) at its choosing.

6.
The Entity is involved in the determination of product specifications.  Working with its customer, the Company is involved in determining product specifications and these product specifications are passed on to the Company’s contract supplier.

7.
The Company has physical loss inventory risk, after customer order or during shipping.  Any charge backs as a result of lost inventory are the responsibility of ScripsAmercia and sales are adjusted accordingly for these charge backs.

8.
The Company has credit risk, since it pays its supplier the full amount for product shipped regardless of whether the Company collects the full sales price of a shipment.  The Company is responsible for collecting the sales price from the customer.

U.S Securities and Exchange Commission
Division of Corporation Finance
August 23, 2011

11 - Prior-Period Adjustment, page F-21

51.
It appears during 2009 you discovered an error in your financial statements for the year ended December 31, 2008. Please tell us the purpose of such disclosure here in your 2009 financial statements considering (i) you are not presenting your 2008 financial statements in this registration statement and (ii) the periods presented here are periods audited subsequent to the discovery of such error.

Response:  Based upon the Staff’s comments, this disclosure has been deleted from the footnotes contained in the Amendment.

16 - Subsequent Events, page F-24

52.
We note you issued 2,990,252 shares of Series A convertible preferred stock where the conversion price will be adjusted for any issuances of your stock at less than $0.1744. Please tell us how you intend to account for this issuance and the related adjustment feature. Refer to FASB ASC 815-40-15.

Response:  The Company has determined that the Series A convertible preferred stock (“Series A”) has the characteristics of a derivative instrument due to the fact that the conversion price is variable (per FASB ASC 815-40-15 - Contracts in Entity’s Own Equity).  The Series A was recorded as a liability at its fair value and at each reporting period the Company will revalue the outstanding Series A derivatives to the fair value at the reporting date with changes in fair value recognized in earnings (per FASB ASC 480-10-25- Distinguishing Liability from Equity).  When the Series A stock is converted, the derivative liability will be eliminated and common stock and additional paid in capital will be adjusted accordingly.

Management's Discussion and Analysis, page 28

53.
The Management's Discussion and Analysis section is one of the most critical aspects of your disclosure. As such, we request that you revise this section to provide a more detailed executive overview to discuss the events, trends, and uncertainties that management views as most critical to your future revenues, financial position, liquidity, plan of operations, and results of operations, to the extent known and foreseeable. To assist you in this regard, please refer to the Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, Release Nos. 33-8350 (December 19, 2003) at http://www.sec.gov/rules/interp/33-8350.htm. This guidance is intended to elicit more meaningful disclosure in MD&A in a number of areas, including the overall presentation and focus of MD&A, with general emphasis on the discussion and analysis of known trends, demands, commitments, events and uncertainties, and specific guidance on disclosures about liquidity, capital resources, and critical accounting.

Response:  The Company has made the appropriate enhancements to its Management's Discussion and Analysis section, in accordance with the guidance to addressing the Staff’s comment above.

54.
We note your statement in the Overview section that you are in the process of securing approval of the FDA for "a number of drug candidates" under the Drug Efficacy Study Implementation Program. Please revise your business section to address the additional drug candidates you are in the process of securing approval from the FDA or revise this statement as appropriate.

Response: The Company has revised its Overview section on page 35 of the Amendment.

Liquidity and Capital Resources, page 31

55.
It appears that your current operations are dependent on liquidity from both purchase order financing and accounts receivable factoring. As such, please revise to explicitly disclose this fact along with the ramifications on your operations if such options become unavailable.

Response:  The Company has revised the liquidity and capital resources on page 39 of the Amendment.

U.S Securities and Exchange Commission
Division of Corporation Finance
August 23, 2011

56.
Please revise this section to describe all of your material loans, commitments, financings and the cash needed to fund your operations and contractual obligations. For example, we do not see any disclosure of the high interest loans you recently entered into, as described on pages F-9 and F-23.

Response:  The Company has revised the commitments and financings to describe in detail the Company’s high interest loans and any other material contractual obligations on pages 40 and 41 of the Amendment.

57.
We note you indicate that the company will require approximately $10.7 million - $12 million to fund its various plans. Revise to address your plans on obtaining the necessary funding. Please clarify the amount of funding the company will need over the next 12 months. Specifically address any external sources of liquidity.

Response:  The Company had added disclosure regarding its plans for obtaining necessary funding on page 39 of the Amendment.

Commitments and Contingencies, page 32

58.	Please revise to identify you primary supplier/manufacturer.

Response:  The Company has identified its primary supplier/manufacturer on page 42 of the Amendment.

Directors, Executive Officers, Promoters and Control Persons, page 38

59.
Please revise to briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that your directors should serve on your board, in light of the registrant's business and structure. See Item 401(e) of Regulation S-K.

Response:  The Company has provided the requested disclosure on page 46 of the Amendment.

60.
Please revise Mr. Schneiderman's management biography to identify the financial consulting firm he ran and the "prominent Philadelphia recruiting firm." We also note references to a consulting firm Harry James Production DBA R S and Associates on page41. Please clarify his role at this firm and whether disclosure required by Item 401(e) regarding this business is required. We note a similar reference to a Powell Strategic Advisors, Inc. owned by Mr. Andrews that is not identified in his management biography. Please revise Mr. Andrews' management biography accordingly.

Response:  The Company has provided the requested disclosure on page 46 of the Amendment.

61.	Indicate the principal business conducted by Global Resources Corp. and NWS Corp.

Response:  The Company has provided the requested disclosure on page 46 of the Amendment.

62.
Please revise to clarify whether your executive officers work on a full-time basis and if not the percentage of time they devote to the company. We note that the officers did not receive any salary from the company for the years ended December 31, 2010 and 2009.

Response:  The Company has provided the requested disclosure on page 50 of the Amendment.  Please note that in 2009 and 2010, instead of a salary Mr. Schneiderman, the Company’s CEO, received consulting fees from the Company through R S and Associates (the DBA of Harry James Production) and in 2010, Mr. Andrews, the Company’s CFO, received consulting fees from the Company through his consulting firm, Powell Strategic Advisors.  These consulting arrangements were done in lieu of salary for personal tax planning reasons by each of Messrs. Schneiderman and Andrews (as both R S and Associates and Powell Strategic Advisors are pass-through entities).

U.S Securities and Exchange Commission
Division of Corporation Finance
August 23, 2011

63.	We note references to NASD Marketplace Rule 4200(15) on page 40. Please revise to clarify if you mean Nasdaq Marketplace Rule 4200(15).

Response:  The Company has provided the requested clarification on page 49 of the Amendment.

64.
Please revise to clarify the role of Mr. Andrews as an "ex officio member of the Audit Committee," including whether he has a vote or has a significant policy making role as to the audit committee matters. We may have further comment.

Response: The Company has provided the requested clarification on page 48 of the Amendment.

65.	Please revise to identify the board members appointed by the Series A preferred stockholder, only the common stockholders, and all of the stockholders.

Response:  The Company has provided the requested clarification on page 46 of the Amendment.

Executive Compensation, page 41

66.
Please revise your summary compensation table to place any stock awards in column (e) of the model summary compensation table in Item 402(n)(1) of Regulation S-K. Also, please clarify whether the stock awards were valued at the aggregate grant date fair value computed in accordance with FASB ASC Topic 718. See Item 402(n)(2)(v) of Regulation S-K.

Response:  The Company has revised the summary compensation table to add a column regarding the stock award made to Mr. Jeff Andrews in 2010 as well to address the assumption used in the valuation of such stock grant.  See page 50 of the Amendment.

67.
Please revise to clarify in this section whether you expect to enter into any compensation agreements or pay your officers any salary or other compensation in the next 12 months. We note on page four, you indicate such agreements are forthcoming for Messrs. Schneiderman and Andrews.

Response:  The Company has provided the requested clarification on page 50 of the Amendment.  In June 2, 2011, the Compensation Committee of the Company’s board of directors recommended compensation for the Company’s CEO, CFO and Executive Vice President, as well as director compensation.  The board of directors subsequently approved both of the Compensation Committee’s recommendations.

U.S Securities and Exchange Commission
Division of Corporation Finance
August 23, 2011

68.	Please file the agreement that includes the 1,250,000 share clawback provision for the grant of stock to Mr. Andrews.

Response:  The Company does not have an agreement regarding the clawback provision for the grant of stock to Mr. Andrews.  Such “clawback provision” was in a resolution adopted by the Company’s board in June 2010, which the Company will provide to the Staff supplementally.

Security Ownership of Certain Beneficial Owners and Management, page 41

69.	Please revise to clarify the role of Mr. Pranskivicius with the company and advise us why his address is listed as the company's address.

Response:  The Company has provided the requested clarification on page 46 of the Amendment.  Mr. Pranskvicius is a member of our board of directors and, as is common practice, directors of many public companies, large and small, use the issuer’s address as a business address for purposes of the beneficial ownership table.

Certain Relationships and Related Transactions, page 42

70.	Please revise this section to provide the specificity required by Item 404(a) of Regulation S-K for each related party transaction, including:

●	The nature of the consulting work performed by firms owned by your officers.
●	Identify the stockholder that entered into the December 22, 2008 loan agreement and its amendments.
●	Indicating that the December 22, 2008 loan agreement and its amendments are loans to an officer.
●	The identity of the company owned by your CEO that was issued a $20,000 promissory note in 2010.
●	The identity of the company owned by your CEO that was issued a $10,000 promissory note on February 28, 2011.

Response:  The Company has provided the requested disclosure on pages 51-52 of the Amendment.

71.
Please revise to provide the disclosure required by Item 404(a) of Regulation S-K for the Verbena and JBS Capital, Inc. loans and advances described on page F-19. Also, please address whether a risk factor is appropriate discussing such conflicts with entities related to your executive officers and their inability to pay amounts owed to the company.

Response:    The Company has provided the requested disclosure on page 52 of the Amendment.  The Company does not believe a risk factor is appropriate regarding the conflicts with entities related to its executive officers and their inability to pay amounts owed to the Company, because the Company has already reserved against these loans as losses and such amounts will not be material relative the millions of dollars the Company will need to raise to advance its business plan.

U.S Securities and Exchange Commission
Division of Corporation Finance
August 23, 2011

72.
Please revise to provide the disclosure required by Item 404(a) of Regulation S-K for the 5,000,000 share (2,500,000 post reverse stock split) stock grant to Mr. Andrews, which you describe as "for past and future services" on page F-22. Please revise to describe the services being rendered by Mr. Andrews.

Response:  The Company has provided the requested disclosure on page 52 of the Amendment.

Part II

Recent Sales of Unregistered Securities, page II-2

73.	Please revise to identify all transactions involving officers, directors, principal stockholders, and holders of your material convertible promissory notes.

Response:  The Company has provided the requested disclosure on pages II-2 and II-3 of Part II of the Amendment.

74.
Please revise to identify the stockholder(s) that received shares of common stock for fees for providing assistance in your capital raising efforts. Also, please revise to clarify whether these services have been completed and disclose the market value of such services or the stock issued for these services.

Response:  The Company has provided the requested disclosure on page s II-2 and II-3 of Part II of the Amendment.

Signatures, page, II-5

75.	Please revise your signature page to conform to the language on page seven of the instructions to Form S-1.

Response:  The Company has revised the signature page accordingly.

Exhibits

76.	Please file a revised Exhibit 5.1 that addresses the law for which the legal opinion was based upon.

Response:  The Company has filed a revised Exhibit 5.1 that addresses the law for which the legal opinion was based on.

77.	We note that you failed to include the exhibits to Exhibit 10.1. Please file a complete copy of Exhibit 10.1 with your next amendment.

Response:  Exhibit A was filed with the Exhibit 10.1.  Exhibits B, D, E, F and G were filed as Exhibits 3.1, 10.4, 10.2, 10.3 and 5.1, respectively.  The Company has refilled Exhibit 10.1 to add Exhibit C (Disclosure Schedule) and Exhibit Numbers where the other exhibits may be found.

U.S Securities and Exchange Commission
Division of Corporation Finance
August 23, 2011

The Company respectfully submits via EDGAR the foregoing responses to the Commission and the Amendment as requested by the Staff Letter.

Please call me at (207) 766-0944 if you have any comments on the information provided herein or if we can furnish any additional information or otherwise be of assistance.

Very truly yours, /s/Richard C. Fox Richard C. Fox, Esq.

cc:       Mr. Robert Schniederman
Mr. Jeffrey Andrews